February 6, 2026

Andrew Lee
Chief Executive Officer
Global Engine Group Holding Ltd
Room C, 19/F, World Tech Center
95 How Ming Street, Kwun Tong
Kowloon, Hong Kong

       Re: Global Engine Group Holding Ltd
           Registration Statement on Form F-3
           Filed February 3, 2026
           File No. 333-293151
Dear Andrew Lee:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Arila E. Zhou